PMU News Release #06-20 TSX, AMEX Symbol PMU November 3, 2006

CLOSING DATE OF DENTON-RAWHIDE OPEN PITS SALE EXTENDED

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) and Kennecott Rawhide Mining Company, joint venture partners at the Denton-Rawhide residual leach gold operation near Fallon, NV (“the Rawhide Joint Venture”), have signed an amendment to the October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV extending the closing date of the sale to on or before October 31, 2007. All other details of the agreement, as outlined in the Company’s October 28, 2004 news release (#04-16) remain the same.

NRRG intends to operate an approved landfill business utilizing the Denton-Rawhide open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the next 40+ years. The agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula. Based upon minimum tipping rates, the current net present value of Pacific Rim's share of future tipping fees is approximately US $29 million.

Closing of this agreement is subject to three key provisions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. NRRG’s obligations to secure municipal waste contracts and a State of Nevada operating permit have been completed in draft, awaiting the finalization of the remaining closing provision. The extension to the original agreement was entered into to provide additional time for the Rawhide Joint Venture to meet its obligation to purchase the slivers of federal land in the open pits from the Bureau of Land Management. This is a complicated and lengthy process, however, a significant majority of the work required to conclude this purchase has already been completed.

“Much headway has been made in the Rawhide Joint Venture’s purchase of the BLM lands in the Denton-Rawhide open pits,” states Tom Shrake, President and CEO of Pacific Rim, “and we fully expect to conclude the sale of the open pits to NRRG within the extended timeframe. This agreement is an innovative win-win outcome that significantly extends the Denton-Rawhide asset’s opportunity for cash flow generation. Pacific Rim intends to leverage the cash flow generated by the sale of the Denton-Rawhide open pits, either by securitizing the cash flow stream or utilizing the cash generated if NRRG exercises their buyout provision, toward the development and construction of its proposed El Dorado gold operation in El Salvador.”

About Pacific Rim Mining Corp.

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the successful completion of all conditions for closing of the Rawhide tipping agreement; the eventual closing of this agreement; the ability of the landfill operation to generate the cash flows from tipping fees currently anticipated; the net present value of the landfill operation if or when a buyout of the agreement is sought; the Company’s ability to monetize or securitize the cash flow stream anticipated to be generated by the sale; the ability to utilize potential future cash flows to the benefit of the El Dorado project; the eventual use of funds; and other factors detailed in the Company’s Canadian and U.S. regulatory filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com